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                       September 21, 2021

       Yulin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-1
                                                            Filed September 13,
2021
                                                            File No. 333-258659

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Yulin Wang
FirstName LastNameYulin    Wang
Meihua International Medical Technologies Co., Ltd.
Comapany 21,
September NameMeihua
              2021      International Medical Technologies Co., Ltd.
September
Page 2    21, 2021 Page 2
FirstName LastName
Amendment No. 2 to Form F-1 filed September 13, 2021

Prospectus Summary, page 1

1. We note that China-based subsidiaries constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, its
         China-based subsidiaries, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the China-based subsidiaries and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the China-based subsidiaries, which includes the cash held and transferred among entities.
       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Joe Laxague, Esq.